08001288

RECEIVED

2008 MAR 17 A 2:27

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

3rd March 2008

Dear Sirs

SUPPL

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 19 February 2008 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

Encl.
AC/kh

3/18

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

DEMISE OF DIRECTOR

The board of directors (the "Board") of New World Development Company Limited (the "Company") regrets to announce that Mr Cheng Yue Pui, a non-executive director of the Company, passed away on 19 February 2008.

Mr Cheng had made invaluable contribution to the Company during his tenure. The Board would like to take this opportunity to express its deepest sorrow to the departure of Mr Cheng and convey its condolences to his family.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 19 February 2008

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian ; (b) the Non-executive Directors of the Company are Lord Sandberg, Michael, Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung and Mr. Liang Cheung-Biu, Thomas and (c) the Independent Non-executive Directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

END